IMMUNE CONTROL

31 August 2005

Board of Directors
Advaxis, Inc.
212 Carnegie Center
Suite 206
Princeton, NJ 08546

Dear Colleagues: by facsimile: 801-459-3596

With regret, I inform you that other demands necessitate that I resign my position as an Advaxis director, effective immediately.

In the future, however, I wish you all continued success.

Sincerely,

Steve

Stephen Roth, Ph.D.
Chief Executive Officer